SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of April, 2005

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  April 29, 2005           By:  /s/Andrew M. Archibald
                                     Chief Financial Officer &
                                     Secretary

                                                      NYSE SYMBOL: ITP
                                                      TSX SYMBOL: ITP


                  Intertape Polymer Group Inc. Announces Increased
                          First Quarter Sales and Earnings

    -    First quarter sales were up 15.8% over the first quarter last year
    -    Net earnings were up 163.3% over the first quarter last year

Montreal, Quebec and Bradenton, Florida - April 29, 2005 - Intertape Polymer Group Inc. (NYSE, TSX: ITP) today released results for its first quarter ended March 31, 2005. "In the first quarter, we achieved volume growth across all of our product lines," said Intertape Polymer Group Inc. ("IPG" or the "Company") Chairman and Chief Executive Officer, Melbourne F. Yull. "We were also able to implement the price increases we announced in 2004 and some of those that we have announced for 2005, which along with the closing of two plants, all contributed to a significant improvement in our bottom line."


OPERATING RESULTS

Sales for the first quarter of 2005 were $187.7 million, up 15.8% compared to the corresponding quarter last year.

Gross margin for the first quarter of 2005 was 20.8% compared to 19.8% for the same quarter last year. The improvement was attributable to selling price increases and lower manufacturing costs. Manufacturing costs were down as a result of the plant closings announced in the fourth quarter of 2004. Gross profit increased from $32.1 million to $39.0 million, or by 21.6%, compared to the same period in 2004.

Selling, general and administrative ("SG&A") expenses were $23.9 million in the first quarter of 2005, compared to $22.3 million for the first quarter of 2004. As a percent of sales, they were down from 13.8% in the first quarter of 2004 to 12.7% in the first quarter of 2005.

Financial expenses in the first quarter of 2005 were $5.6 million, a 16.5% decrease compared to $6.8 million for the first quarter last year, due to lower interest rates as a result of the debt restructuring completed in mid-2004. "Compared to the fourth quarter of 2004, interest rates on our long term debt were up on average 20 basis points due to an increase in the Libor rate," said IPG's Chief Financial Officer, Andrew M. Archibald, C.A.

For the first quarter of 2005, the Company recorded income tax expense of $1.3 million, which represents an effective tax rate of 18.2% and is in line with the Company's expectation of an effective tax rate in the range of 20.0% to 23.0% for the full year 2005. For the same period in 2004, the Company booked an income tax recovery of $0.3 million.

Excluding the manufacturing facility closure costs and related tax benefits, net earnings for the first quarter of 2005 ("Adjusted net earnings") were $6.4 million or $0.16 per share (basic and diluted) compared to $2.3 million or $0.06 per share (basic and diluted) for the same quarter last year. The Company is including Adjusted net earnings, a non-GAAP financial measure, in this discussion of results because it believes the measure permits more meaningful comparisons of its core business performance between the periods presented. A reconciliation of Adjusted net earnings to GAAP net earnings is set forth below. Net earnings for the first quarter of 2005 were $6.0 million, or $0.15 per share (basic and diluted), compared to net earnings of $2.3 million or $0.06 per share (basic and diluted) for the first quarter of 2004.

Reconciliation of Net Earnings to Adjusted Net Earnings
For the three months ended
(in millions of US dollars)
                                                     March 31
                                         ________________________________
                                                   2005              2004
                                         ______________     _____________
                                                      $                 $
Net earnings - As reported                          6.0               2.3
Add back:
  Manufacturing facility closure costs
  (after-tax)                                       0.4                 -
                                         ______________     _____________
Adjusted net earnings                               6.4               2.3
                                         ______________     _____________
                                         ______________     _____________

The Company is also including earnings before interest, taxes, depreciation and amortization ("EBITDA") and Adjusted EBITDA, non-GAAP financial measures, in this discussion of results because the Company's covenants contained in the loan agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained, thus EBITDA and Adjusted EBITDA are used by management and the Company's lenders in evaluating the Company's performance. A reconciliation of the Company's EBITDA and Adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings is set forth in the EBITDA reconciliation table below. The Company's EBITDA for the first quarter of 2005 was $20.5 million compared to $15.4 million for the first quarter of 2004. The adjusted EBITDA was $21.1 million in the first quarter of 2005 as compared to $15.4 million in the first quarter of 2004. The increase reflects higher sales and improved gross margins.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
For the three months ended
(in millions of US dollars)

                                                     March 31
                                         ________________________________
                                                   2005              2004
                                         ______________     _____________
                                                      $                 $

Net earnings - As reported                          6.0	              2.3
Add back:
  Financial expenses, net of amortization           5.3               6.3
  Income taxes                                      1.3              (0.3)
  Depreciation and amortization                     7.9               7.1
                                         ______________     _____________
EBITDA                                             20.5              15.4
Add back:
  Manufacturing facility closure costs              0.6                 -
                                         ______________     _____________
Adjusted EBITDA                                    21.1              15.4
                                         ______________     _____________
                                         ______________     _____________


CASH FLOWS

Net cash flows used by operating activities were $1.9 million for the first quarter of 2005, compared to net cash flows provided by operating activities of $6.3 million for the first quarter of 2004. While cash from operating activities before non-cash working capital items was up significantly in 2005, $15.6 million compared to $8.6 million for the first quarter of 2004, non-cash working capital items used more cash in 2005 because of a return to more normal terms for supplier payments, higher inventories due to build-ups in the fourth quarter of 2004 relating to plant closures that have not yet returned to traditional levels, higher inventory values due to higher raw material costs, and higher accounts receivable due to higher sales levels. Mr. Archibald commented: "The Company is in the process of reducing its inventory levels for raw materials and finished goods, as well as improving on its collection of accounts receivable. Based on the anticipated impact of these actions, the Company's target for free cash flow in 2005 remains $25.0 million to $30.0 million." Free cash flow is defined as cash flows from operating activities less expenditures for plant, property and equipment (capital expenditures).

Expenditures for property, plant and equipment were $5.0 million for the first quarter of 2005 compared to $5.8 million for the first quarter of 2004. The Company's estimated spending for such capital expenditures continues to be in the range of $23.0 million to $27.0 million for 2005.

BALANCE SHEET

Total debt, net of cash, increased by 2.6% over the course of the first quarter of 2005, reflecting the funding of the cash required by operating and investing activities during the period. As of March 31, 2005, the Company had cash and temporary cash investments of $18.6 million, as well as committed revolving credit facilities of $75.0 million of which $9.4 million has been utilized, including $4.4 million in letters of credit.

OUTLOOK

"Based on what we are seeing today, sales for 2005 could now be in the range of $775 million to $790 million for the year, which would exceed our annual sales growth target of 10%," said Mr. Yull. "We also expect margins to improve in the second quarter if we achieve our anticipated revenue growth and are able to implement our announced price increases."

(All figures in U.S. dollars, unless otherwise stated; March 31, 2005, exchange rate: Cdn $1.2165 = U.S.$1.00)

CONFERENCE CALL

A conference call to discuss IPG's 2005 first quarter results will be held Monday, May 2, 2005 at 11:30 A.M. Eastern Standard Time. Participants may dial 1-800-553-5275 (U.S. and Canada) and 1-612-332-0228 (International).
The conference call will also be simultaneously webcast on the Company's website at http://www.intertapepolymer.com.

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320-365-3844 (International), and entering the passcode 780054. The recording will be available from Monday, May 2, 2005 at 4:45 P.M. until Monday, May 9, 2005 at 11:59 P.M, Eastern Standard Time.

ABOUT INTERTAPE POLYMER GROUP

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 15 locations, including 10 manufacturing facilities in North America and one in Europe.

SAFE HARBOR STATEMENT

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook. This release contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA and adjusted EBITDA. The Company believes such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations, excluding the impact of items not related to the Company's ongoing core business operations, and improve the period-to-period comparability of the Company's results from its core business operations. As required by SEC rules, the Company has provided reconciliations of non-GAAP measures to the most directly comparable GAAP measures.




FOR INFORMATION CONTACT:            Melbourne F. Yull
                                    Chairman and Chief Executive Officer
                                    Intertape Polymer Group Inc.
                                    Tel.: 866-202-4713
                                    E-mail:itp$info@itape.com
                                    Web: www.intertapepolymer.com

Selected Financial Information

Intertape Polymer Group Inc.
Consolidated Earnings
Three month ended
(In thousands of US dollars, except per share amounts)

---------------------------------------------------------------------
                                                      March 31,
---------------------------------------------------------------------
                                                  2005         2004
---------------------------------------------------------------------
                                                     $            $

Sales                                          187,697      162,100
Cost of sales                                  148,649      129,986
---------------------------------------------------------------------
Gross profit                                    39,048       32,114
---------------------------------------------------------------------

Selling, general and administrative expenses    23,917       22,307
Stock-based compensation expense                   455           70
Research and development                         1,011          962
Financial expenses                               5,649        6,768
Manufacturing facility closure costs               644
--------------------------------------------------------------------
                                                31,676       30,107
---------------------------------------------------------------------
Earnings before income taxes                     7,372        2,007
Income taxes (recovery)                          1,339         (284)
---------------------------------------------------------------------
Net earnings                                     6,033        2,291
---------------------------------------------------------------------
---------------------------------------------------------------------

Earnings per share
  Basic                                           0.15         0.06
---------------------------------------------------------------------
---------------------------------------------------------------------

  Diluted                                         0.15         0.06
---------------------------------------------------------------------
---------------------------------------------------------------------


Consolidated Retained Earnings
Three months ended
(In thousands of US dollars)
---------------------------------------------------------------------
                                                      March 31,
---------------------------------------------------------------------
                                                  2005         2004
---------------------------------------------------------------------
                                                     $            $
Balance, beginning of year                      79,609       68,291
Net earnings                                     6,033        2,291
---------------------------------------------------------------------
Balance, end of period                          85,642       70,582
---------------------------------------------------------------------
---------------------------------------------------------------------

Common shares
Average number of shares outstanding

CDN GAAP - Basic                            41,237,461   40,971,739
CDN GAAP - Diluted                          41,444,870   41,528,581
US GAAP - Basic                             41,237,461   40,971,739
US GAAP - Diluted                           41,444,870   41,528,581

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As at
(In thousands of US dollars)


                                 March 31,    March 31,  December 31,
                                     2005         2004          2004
                               (Unaudited)  (Unaudited)     (Audited)
---------------------------------------------------------------------
                                        $            $             $
ASSETS
Current assets
  Cash and cash equivalents        18,083                     21,882
  Temporary investment                493                        497
  Trade receivables,
   net of allowance for
   doubtful accounts of $4,139
   ($4,102 in March 2004,
   $4,065 in December 2004)       113,283       99,320       101,628
  Other receivables                13,384       11,364        13,381
  Inventories                      93,589       70,383        90,677
  Parts and supplies               13,908       13,344        13,618
  Prepaid expenses                  8,100        6,820         7,788
  Future income tax assets          1,509        2,682         1,509
---------------------------------------------------------------------
                                  262,349      203,913       250,980
Property, plant and equipment     348,955      362,066       352,610
Other assets                       16,983       12,928        16,474
Future income taxes                35,220        4,700        36,689
Goodwill                          180,004      176,953       179,958
---------------------------------------------------------------------
                                  843,511      760,560       836,711
---------------------------------------------------------------------
LIABILITIES
Current liabilities
  Bank indebtedness                 5,000       18,922
  Accounts payable and
   accrued liabilities             96,197      102,072        97,849
  Instalments on long-term debt     2,995       34,036         3,032
---------------------------------------------------------------------
                                  104,192      155,030       100,881
Long-term debt                    330,541      225,936       331,095
Other liabilities                     435          530           435
---------------------------------------------------------------------
                                  435,168      381,496       432,411
---------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock                     289,183      287,811       289,180
Contributed surplus                 4,781        3,220         4,326
Retained earnings                  85,642       70,582        79,609
Accumulated currency
 translation adjustments           28,737       17,451        31,185
---------------------------------------------------------------------
                                  408,343      379,064       404,300
---------------------------------------------------------------------
                                  843,511      760,560       836,711
---------------------------------------------------------------------
---------------------------------------------------------------------

Intertape Polymer Group Inc.
Consolidated Cash Flows
Three months ended
(In thousands of US dollars)

                                                    March 31
                                              2005             2004
---------------------------------------------------------------------
                                                 $                $
OPERATING ACTIVITIES
Net earnings                                 6,033            2,291
Non-cash items
  Depreciation and amortization              7,908            7,123
  Other non-cash charges in connection
    with facility closures                      46
  Future income taxes                        1,169            (896)
  Stock-based compensation expense             455              70
---------------------------------------------------------------------
Cash flows from operations
 before changes in non-cash
 working capital items                      15,611           8,588
---------------------------------------------------------------------
Changes in non-cash working capital items
  Trade receivables                        (11,901)        (10,085)
  Other receivables                            (65)            487
  Inventories                               (3,197)           (512)
  Parts and supplies                          (313)           (191)
  Prepaid expenses                            (317)          1,101
  Accounts payable and accrued liabilities  (1,669)          6,938
---------------------------------------------------------------------
                                           (17,462)         (2,262)
---------------------------------------------------------------------
Cash flows from operating activities        (1,851)          6,326
---------------------------------------------------------------------
INVESTING ACTIVITIES
Property, plant and equipment               (4,989)         (5,820)
Business acquisition                                        (5,500)
Other assets                                  (921)           (563)
Goodwill                                      (300)
---------------------------------------------------------------------
Cash flows from investing activities        (6,210)        (11,883)
---------------------------------------------------------------------
FINANCING ACTIVITIES
Net change in bank indebtedness              5,000           4,933
Issue of long-term debt                                        787
Repayment of long-term debt                   (539)
Issue of common shares                           3             970
---------------------------------------------------------------------
Cash flows from financing activities         4,464           6,690
---------------------------------------------------------------------
Net increase (decrease) in cash position    (3,597)          1,133
Effect of currency translation adjustments    (202)         (1,133)
Cash, beginning of period                   21,882               -
---------------------------------------------------------------------
Cash, end of period                         18,083               -
---------------------------------------------------------------------
---------------------------------------------------------------------